Filed Pursuant to Rule 253(g)(2)

File No. 024-11958

Arrived STR, LLC

SUPPLEMENT NO. 3 DATED January 27, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived STR, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of January 25, 2026.

Net Asset Value as of January 25, 2026

As of January 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about April 25, 2026.

Series	NAV Per Interest
Ace	$8.18
Billingswood	$9.15
Cactus	$7.54
Cardinal	$10.87
Coolbaugh	$9.13
Hammock	$7.00
Havasu	$7.95
Hickorybear	$8.39
Kinlani	$10.30
Koi	$12.50
Lakeridge	$8.32
Lodge	$9.46
Longbranch	$8.94
Loop	$8.59
Mirage	$7.91
Myrtle	$8.80
Oasis	$5.75
Opry	$6.98
Orchard	$9.31
Palm	$6.87
Pasquin	$8.39
Pickler	$10.76
Pointbreak	$7.81
Regal	$7.43
Serenity	$10.62
Smokey	$9.86
Solstice	$9.32
Sugarcreek	$6.89
SuiteSpot	$9.62

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock	Havasu
ASSETS
Current assets:
Cash	$768	$12	$279	$5,419	$178	$162	$4,568
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(2,368)	1,468	4,529	14,718	4,355	4,634	3,198
Property and equipment, net	999,817	916,185	988,981	755,889	458,471	517,116	1,014,508
Total assets	$1,011,351	$917,666	$993,789	$785,713	$463,004	$521,912	$1,022,274

LIABILITIES
Current liabilities:
Accrued expenses	$(869)	$19,488	$4,436	$1,428	$1,292	$19,668	$7,148
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	70,698	226,402	33,642	53,751	47,764	67,011	60,912
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	432,440	-	436,333	306,219	-	224,655	467,776
Total liabilities	$502,269	$245,889	$474,411	$361,398	$49,056	$311,334	$535,835

MEMBERS' EQUITY (DEFICIT)
Members' capital	662,381	1,065,859	664,024	474,014	615,510	543,113	749,949
Accumulated deficit	(153,299)	(394,083)	(144,647)	(49,700)	(201,561)	(332,535)	(263,510)
Total members' equity (deficit)	$509,082	$671,776	$519,378	$424,315	$413,949	$210,578	$486,439
Total liabilities and members' equity (deficit)	$1,011,351	$917,666	$993,789	$785,713	$463,004	$521,912	$1,022,274

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	509,082	671,776	519,378	424,315	413,949	210,578	486,439
Net adjustments to fair value	219,244	352,544	153,637	295,951	235,735	219,187	243,555
TOTAL NET ASSETS	$728,326	$1,024,320	$673,015	$720,266	$649,684	$429,765	$729,994
NET ASSET VALUE PER INTEREST	$8.18	$9.15	$7.54	$10.87	$9.13	$7.00	$7.95

	Hickorybear	Kinlani	Koi	Lakeridge	Lodge	Longbranch	Loop
ASSETS
Current assets:
Cash	$4,498	$31,380	$9,109	$5,231	$21,659	$10,881	$6,467
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,572	5,509	6,946	4,909	9,892	6,651	-
Property and equipment, net	710,314	729,944	758,237	550,736	1,007,966	804,654	665,148
Total assets	$718,384	$766,833	$774,292	$560,877	$1,039,518	$827,316	$671,666

LIABILITIES
Current liabilities:
Accrued expenses	$5,790	$2,425	$2,132	$10,857	$10,617	$12,122	$1,337
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	63,330	11,142	12,246	43,866	64,666	18,986	48,121
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	279,676	-	-	-
Total liabilities	$69,121	$13,566	$14,377	$334,398	$75,283	$31,108	$49,459

MEMBERS' EQUITY (DEFICIT)
Members' capital	838,720	769,235	858,860	404,681	1,186,041	932,585	779,660
Accumulated deficit	(189,456)	(15,968)	(98,945)	(178,202)	(221,807)	(136,377)	(157,452)
Total members' equity (deficit)	$649,263	$753,267	$759,915	$226,478	$964,234	$796,209	$622,207
Total liabilities and members' equity (deficit)	$718,384	$766,833	$774,292	$560,877	$1,039,518	$827,316	$671,666

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	649,263	753,267	759,915	226,478	964,234	796,209	622,207
Net adjustments to fair value	191,754	260,566	524,374	181,299	384,698	209,937	159,481
TOTAL NET ASSETS	$841,017	$1,013,833	$1,284,289	$407,778	$1,348,932	$1,006,146	$781,688
NET ASSET VALUE PER INTEREST	$8.39	$10.30	$12.50	$8.32	$9.46	$8.94	$8.59

	Mirage	Myrtle	Oasis	Opry	Orchard	Palm	Pasquin
ASSETS
Current assets:
Cash	$88	$8,034	$5,796	$6,346	$81	$1	$265
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,631	-	-	(77)	6,076	2,958	2,226
Property and equipment, net	597,438	418,207	933,298	1,030,370	541,716	730,849	493,037
Total assets	$600,668	$426,241	$950,191	$1,036,640	$547,873	$733,808	$495,528

LIABILITIES
Current liabilities:
Accrued expenses	$8,929	$6,282	$1,055	$11,427	$(528)	$12,999	$1,013
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	156,644	4,540	122,032	22,542	23,575	259,597	72,446
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	478,108	456,995	-	309,376	-
Total liabilities	$165,573	$10,822	$601,196	$490,964	$23,047	$581,972	$73,459

MEMBERS' EQUITY (DEFICIT)
Members' capital	717,885	547,784	574,444	756,253	704,860	541,348	631,074
Accumulated deficit	(282,790)	(132,365)	(225,449)	(210,577)	(180,035)	(389,513)	(209,005)
Total members' equity (deficit)	$435,095	$415,419	$348,995	$545,676	$524,825	$151,836	$422,069
Total liabilities and members' equity (deficit)	$600,668	$426,241	$950,191	$1,036,640	$547,873	$733,808	$495,528

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	435,095	415,419	348,995	545,676	524,825	151,836	422,069
Net adjustments to fair value	229,706	151,893	71,479	102,748	246,333	282,978	191,985
TOTAL NET ASSETS	$664,801	$567,312	$420,475	$648,424	$771,159	$434,814	$614,054
NET ASSET VALUE PER INTEREST	$7.91	$8.80	$5.75	$6.98	$9.31	$6.87	$8.39

	Pickler	Pointbreak	Regal	Serenity	Smokey	Solstice	Sugarcreek
ASSETS
Current assets:
Cash	$75,250	$1,560	$5,960	$38,446	$5,155	$41,385	$397
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	18,092	-	-	11,551	(315)	914	3,605
Property and equipment, net	1,087,478	388,956	914,607	1,042,525	722,131	731,977	417,659
Total assets	$1,180,820	$395,157	$920,568	$1,092,523	$726,971	$779,255	$421,661

LIABILITIES
Current liabilities:
Accrued expenses	$2,029	$7,622	$8,212	$5,315	$6,257	$3,600	$7,203
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,030	96,524	15,762	13,536	16,662	4,261	80,981
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	153,587	470,052	488,028	-	-	207,900
Total liabilities	$18,059	$257,732	$494,026	$506,878	$22,919	$7,862	$296,084

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,172,818	379,459	643,559	770,871	849,139	867,072	305,680
Accumulated deficit	(10,058)	(242,034)	(217,017)	(185,227)	(145,087)	(95,679)	(180,103)
Total members' equity (deficit)	$1,162,761	$137,425	$426,542	$585,645	$704,052	$771,393	$125,576
Total liabilities and members' equity (deficit)	$1,180,820	$395,157	$920,568	$1,092,523	$726,971	$779,255	$421,661

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	1,162,761	137,425	426,542	585,645	704,052	771,393	125,576
Net adjustments to fair value	450,340	211,632	171,413	500,255	265,237	186,878	129,540
TOTAL NET ASSETS	$1,613,101	$349,057	$597,955	$1,085,900	$969,290	$958,272	$255,117
NET ASSET VALUE PER INTEREST	$10.76	$7.81	$7.43	$10.62	$9.86	$9.32	$6.89

SuiteSpot
ASSETS
Current assets:
Cash	$6,666
Other receivables	-
Prepaid expenses	-
Deposits	-
Property and equipment, net	891,952
Total assets	$880,431

LIABILITIES
Current liabilities:
Accrued expenses	$2,563
Accounts payable	-
Due to (from) related parties	8,861
Tenant deposits	-
Note payable, related party	-
Mortgage payables	-
Total liabilities	$11,423

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,030,966
Accumulated deficit	(161,958)
Total members' equity (deficit)	$869,008
Total liabilities and members' equity (deficit)	$880,431

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	869,008
Net adjustments to fair value	326,656
TOTAL NET ASSETS	$1,195,664
NET ASSET VALUE PER INTEREST	$9.62

[1] Estimated Balance Sheet as of December 31, 2025.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.